

July 8, 2020

Michael Bonner
Senior Director Accounting & Finance, Chief Financial Officer
CUMBERLAND PHARMACEUTICALS INC
2525 West End Avenue, Suite 950
Nashville, TN 37203

Re: CUMBERLAND PHARMACEUTICALS INC
Form 10-K for the Fiscal Year Ended December 31, 2019
File No. 001-33637

Dear Mr. Bonner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A - Controls and Procedures, page 73

1.	Your conclusion refers to only a portion of the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only to the portion referred to. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined.

Item 2.02 Form 8-K filed May 20, 2020

Exhibit 99.1, page 10

2.	Please explain how you determine the adjustment for the "impact of Vibativ cost of product sold" to arrive at your non-GAAP measure, Adjusted Earnings from continuing operations. For example, clarify whether the adjustment relates to the entirety of the $21,550,000 of inventory acquired that is allocated to cost of sales for the periods presented. Explain to us how it represents a non-cash impact and why you characterize the inventory as being acquired at no additional cost to the consideration paid to Theravance. Please tell us the remaining amount of inventory you expect to impact this measure in future periods and how long you expect it to be a material adjustment. Tell us how you considered Rule 100(b) of Regulation G in evaluating the propriety of the adjustment, given the net revenue for Vibativ included in net income and adjusted earnings from the sale of this inventory in the periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker, Staff Accountant, at 202-551-3691 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences